November 14, 2023

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 3, LLC Post-Qualification Amendment to Offering Statement on Form 1-A Filed October 23, 2023 File No. 024-12289

Dear Sir or Madam:

On behalf of Masterworks Vault 3, LLC (the “Company”), we submit this letter in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities Exchange Commission (“SEC”) dated November 6, 2022 in connection with its review of the Company’s offering statement on Form 1-A originally filed on June 27, 2023, as amended (“Form 1-A”). We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Post-Qualification Amendment to Offering Statement on Form 1-A

General

1.

Comment: We believe you are using advertisements on television to promote your offerings. Please provide us with your legal analysis as to why you believe such advertisements are permissible under Regulation A. In doing so, please differentiate between offerings that have qualified and offerings that have not yet qualified. In this regard, we draw your attention to the provisions in Rule 251(d)(iii) and Rule 255 of Regulation A under the Securities Act of 1933, as amended.

Response: The Company’s affiliates recently began soliciting people to the Masterworks website through television advertisements. The Company is not aware of any prohibition on the use of television advertising in connection with solicitation of potential investors under Regulation A or Rule 506(c) of Regulation D and does not believe the advertisements in question constitute solicitation of investments in securities for purposes of the rules cited in the Staff’s Comment.

Although, pursuant to Rule 255, television advertising relating to securities offerings would generally be deemed to constitute an “offer of a security” for purposes of the antifraud rules of the Securities Act of 1933, as amended (the “Act”), the television advertisements produced by Masterworks would not constitute “offers”' for purposes of the offering circular delivery requirements of Rule 251(d)(iii). Masterworks television advertising contains general statements and information about the art market, investing in art as an asset class and the Masterworks platform, but these do not include information that would reasonably be construed to constitute an “offer” of securities within the meaning of Rule 251(d)(iii). Masterworks television advertising is intended solely to build awareness of art as an investable asset class and to attract visitors to the Masterworks’ online investment platform. Visitors to www.masterworks.com are then solicited for investment opportunities and offers of securities are made in compliance with Rule 255 and Rule 251(d)(iii).

Masterworks television advertising does not reference or identify, either expressly or implicitly, any particular issuer entity, any specific artwork that is the subject of an ongoing or planned offering or any of the basic terms (i.e. price, type of securities, issuer, timing, subject matter) of a securities offering. This situation is distinguishable from a situation in which a regular issuer (i.e. non-investment platform issuer) produces a television advertisement whereby, irrespective of the content of the advertisement, the identity of the issuer itself is apparent and a viewer may be able to obtain additional information about the issuer in the public domain, which would seem to be an important if not indispensable element to reaching the conclusion that an “offer” of securities has been made for purposes of Rule 251(d)(iii). A person solicited to the Masterworks website through a television advertisement may ultimately invest in one or more offerings that were qualified at the time the advertisement was aired, offerings that were filed at such time but not yet qualified and or offerings that were not even contemplated at such time. The vast majority of people solicited to visit the Masterworks website will not invest in any offering and are simply interested in learning more about art as an investible asset class. Since every offering conducted by a Masterworks affiliated entity, including the Company, reflects an investment in a unique artwork and a unique investment opportunity and it is impossible for the viewer to even identify any specific investment opportunity from the content of a Masterworks television advertisement, it seems reasonable to conclude that an offer of securities has not occurred for purposes of Rule 251(d)(iii). At any point in time, Masterworks may have ten (10) or more qualified offerings available for investment and several others that are awaiting qualification, making it futile and of no benefit to deliver offering statements to someone who has merely indicated interest. Masterworks intends to continue to ensure that it does not produce any television advertisement that may reasonably be deemed to constitute an offer of securities for purposes of Rule 251(d)(iii).

Section 2(a)(3) of the Act defines the term “offer” expansively to include “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value” and the Company understands that the SEC has consistently taken a very broad view of what may constitute an offer. Masterworks television advertisements are designed to draw website visits and do not offer or solicit offers with respect to securities. The Company is not aware of any situation in which advertising that generically describes an asset class and or includes factual information about an online investment platform, which itself is not offering securities, would be deemed to constitute an “offer” of securities in violation of Section 5 of the Act or, in this case, impose the offering circular delivery requirements of Rule 251(d)(iii). Any such determination would effectively vitiate any distinction between the concepts of an “offer” and a “solicitation” for purposes of Rule 251(d). For the foregoing reasons, Rule 251(d)(iii) is inapplicable to Masterworks television advertising.

Regarding the applicability of Rule 255, (including by virtue of Rule 251(d)(ii)(C)), the Company notes as an initial matter that Masterworks affiliated issuers offer securities pursuant to both Regulation A, to which Rule 255 applies and Rule 506(c), to which Rule 255 does not apply and the Company is unaware of any specific guidance that addresses the inherent conflict in situations such as this one. Moreover, in the case of Masterworks television advertising where the solicitation at issue is not targeted toward finding investors for a particular investment or offering, but rather, is intended to educate and attract website users who are interested in learning more about Masterworks and investing in a new asset class, a literal application of Rule 255 to these types of advertisements seems overreaching. The Rule 255 disclosures would be confusing and out of context in relation to the generic brand-oriented and art market content of these television advertisements and provide no practical benefit or safeguard to the viewer since no actual investment is discussed or identified and there is therefore no reasonable possibility the viewer could send money or make any commitment or subscription in response to the advertisement.

In other contexts, the Staff has recognized this distinction between advertising done for the purpose of promoting a brand and thereby soliciting people to learn more about the advertiser from advertising that constitutes a solicitation of the specific services the advertiser offers. For example, the adopting release for Rule 206(4)-1 (the so-called “Marketing Rule”) under the Investment Advisers Act of 1940, as amended, expressly excludes brand content, educational information and general market commentary from the definition of “advertisement” for purposes of the rule because while such advertising may “solicit” people to learn more about the investment adviser, they do not constitute offers or solicitation of advisory services. Similarly, Masterworks television advertisements which do not describe Masterworks investment products, do not solicit investments, rather, they solicit people to come to the Masterworks website to learn more. The website itself does constitute a solicitation of investment and fully complies with Rule 255.

Even if the Staff does not agree with the Company’s perspective, the Company believes it has complied with the substance of Rule 255. Rule 255 requires that the communication include certain disclosures identified in the rule and delivery of any preliminary offering circular or a statement from whom a copy can be obtained. All Masterworks videos include a legend displayed on the screen that states “SEE IMPORTANT DISCLOSURES AT MASTERWORKS.COM/CD” (the “Disclosure Page”) and, when the video is displayed on online media, an active hyperlink to the Disclosure Page is also included in the descriptive text below the video. The Disclosure Page contains a full testing-the-waters disclosure section and active hyperlinks to all offering circulars (preliminary and qualified). There is an additional testing-the-waters disclosure in the legend at the bottom of the Disclosure Page and at the bottom of every other landing page on the Masterworks website. Accordingly, since all investors in the Company’s offerings are solicited via the Masterworks website, all of such persons are provided with the full disclosures and active links to the offering circulars required by Rule 255 and Rule 251 at the time they are formally solicited for actual investment opportunities. The Company would also confirm to the Staff anecdotally that Masterworks affiliated issuers have accepted well over 200,000 subscriptions from more than 60,000 distinct Regulation A investors to date and, to the best of the Company’s knowledge and belief, not a single subscription has been accepted or any part of the purchase price has been received, prior to the qualification of a Regulation A offering statement.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 3, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

cc:	Alyssa Wall/U.S. Securities and Exchange Commission
Dietrich King/U.S. Securities and Exchange Commission